UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 8, 2013 entitled “Arcos Dorados Announces Expiration and Final Results of its Exchange Offer”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: October 8, 2013

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Expiration and Final Results of its Exchange Offer

BUENOS AIRES, Argentina, October 8, 2013 – Arcos Dorados Holdings Inc. (the “Company”) (NYSE: ARCO) announced today the final results of its previously announced offer to exchange any and all of Arcos Dorados B.V.’s outstanding 7.50% Senior Notes due 2019 (the “2019 Existing Notes”) for the Company’s newly issued 6.625% Senior Notes due 2023 (the “New Notes”) (the “Exchange Offer”). The Exchange Offer expired as scheduled at 11:59 PM, New York City time, on October 7, 2013 (the “Exchange Expiration Date”). After the Early Exchange Date (5:00 PM, New York City time, on September 23, 2013) of the Exchange Offer and prior to the Exchange Expiration Date, an additional US$512,000 of the 2019 Existing Notes were validly tendered in the Exchange Offer and are expected to be accepted by the Company. As previously announced, the Company received as validly tendered and accepted for purchase US$89,955,000 aggregate principal amount of the 2019 Existing Notes that were tendered prior to the Early Exchange Date in response to the Exchange Offer and US$118,366,000  aggregate principal amount of the 2019 Existing Notes that were tendered in response to the Company’s offer to purchase for cash any and all of the outstanding 2019 Existing Notes (the “Tender Offer” and, together with the Exchange Offer, the “Tender and Exchange Offer”). The Tender Offer expired at 5:00 PM, New York City time, on September 23, 2013.

The total aggregate principal amount of 2019 Existing Notes validly tendered in the Exchange Offer was US$90,467,000. That principal amount, together with the principal amount of 2019 Existing Notes purchased pursuant to the Tender Offer, equal US$208,833,000 aggregate principal amount of 2019 Existing Notes, representing approximately 67.67% of the 2019 Existing Notes outstanding prior to the Tender and Exchange Offer.

After giving effect to the US$98,767,000 of New Notes issued in exchange for 2019 Existing Notes pursuant to the Exchange Offer, and the US$375,000,000 of New Notes issued in the Company’s previously announced concurrent offering for cash, a total of US$473,767,000 of New Notes will be outstanding as of the final settlement date, which the Company expects to be October 9, 2013. The New Notes that will be issued on the final settlement date will be fully fungible with and trade under the same CUSIPs as the New Notes issued on September 27, 2013.

Further Information

This press release is not an offer to sell or a solicitation of an offer to buy any security. The New Notes have not been AND WILL NOT BE registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. THE NEW NOTES ARE BEING ISSUED ONLY TO ELIGIBLE HOLDERS (AS DEFINED IN THE TENDER AND EXCHANGE OFFER AND CONSENT SOLICITATION STATEMENT DATED AS OF SEPTEMBER 10, 2013).

The Exchange Offer was made solely pursuant to the Tender and Exchange Offer and Consent Solicitation Statement dated as of September 10, 2013 and the related Letter of Transmittal and Consent, and only to such persons and in such jurisdictions as are permitted under applicable law.

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About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,971 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of June 2013.

Investor Relations Contact

Sofia Chellew
sofia.chellew@ar.mcd.com
T: +54 11 4711 2515

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Exchange Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.